UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 27)*

CompX International Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

20563P 10 1
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2014
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Annette C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 764,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 764,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 27
TO SCHEDULE 13D

Capitalized terms not otherwise defined in this Amendment No. 27 (this "Amendment") to this Statement on Schedule 13D (this "Statement") shall have the meanings assigned to such terms in Amendment No. 26 to this Statement.

This Statement relates to the Class A Shares of CompX.  Annette C. Simmons is filing this Amendment as a result of sales of Class A Shares effective August 27, 2014, as described in Item 5(c) to this Amendment.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended or supplemented as follows.

(a)            The following entities or persons directly hold the following Shares:

Reporting Persons	Class A Shares Directly Held	Class B Shares Directly Held

NL	755,104	10,000,000
Contran	5,900	-0-
Kronos Worldwide	3,000	-0-
Serena Simmons Connelly	2,000	-0-
Total	766,004	10,000,000

By virtue of the relationships described under Item 2 of Amendment No. 26 to this Statement, Annette C. Simmons may be deemed to be the beneficial owner of 764,004 Class A Shares (approximately 31.8% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.8% of the combined voting power, and 98.4% of the combined voting power for the election of directors, of all classes of voting stock of CompX) that Contran, NL and Kronos Worldwide hold directly.  Annette C. Simmons disclaims beneficial ownership of all Shares.

(b)            By virtue of the relationships described in Item 2 of Amendment No. 26 to this Statement, Annette C. Simmons may be deemed to share the power to vote and direct the disposition of the 764,004 Class A Shares (approximately 31.8% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.8% of the combined voting power, and 98.4% of the combined voting power for the election of directors, of all classes of voting stock of CompX) that Contran, NL and Kronos Worldwide hold directly.  Annette C. Simmons disclaims beneficial ownership of all Shares.

(c)            Effective August 27, 2014, Annette C. Simmons and the Estate of Harold C. Simmons (of which Ms. Simmons serves as independent executor) sold in a private transaction at a price of $10.47 per share (exclusive of commissions) 370,050 Class A Shares and 51,589 Class A Shares, respectively.

(e)            As a result of its sales of all of its Valhi common stock on or before June 30, 2014, the Foundation ceased to be a beneficial owner of five percent of the Outstanding Class A Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 12, 2014

/s/ Annette C. Simmons
Annette C. Simmons